                                                                    Exhibit 99.1

               SUNTECH SIGNS AGREEMENT TO ACQUIRE MSK CORPORATION

                      ACQUISITION TO GIVE SUNTECH EXTENSIVE
          PV MODULE SALES & DISTRIBUTION NETWORK IN KEY JAPANESE MARKET

WUXI, China, August 2, 2006 -- Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world's leading manufacturers of photovoltaic (PV) cells, announced today that it has signed a definitive agreement to acquire MSK Corporation in a two-step cash and stock transaction. In the first step of the acquisition, which is expected to close in the third quarter 2006, Suntech will acquire a two-thirds equity interest in MSK for $107 million through a combination of subscription to new shares and purchase of existing shares. The balance of the consideration is based upon revenue targets for MSK and will be paid in the second step, which is anticipated to close by the end of 2007.

"While Japan is the world's largest single market for PV modules, it is also one of the most difficult markets for foreign players to enter," said Dr. Zhengrong Shi, Suntech's Chairman and CEO. "We anticipate that this acquisition will give Suntech the advantage of MSK's nationwide sales and marketing platform in Japan, which we expect to leverage to grow our market share in this important market."

Based on the 2006 Photovoltaic System Market Future Outlook Report, Japan, Japan is the most important market for solar energy in terms of both total installation and production of solar cells and modules with 53% of world production. The report also states that Japan is one of the fastest growing markets in the world posting 48% annual growth in 2005 in the production of PV cells and modules.

MSK Corporation is one of Japan's largest PV manufacturers and one of the top-ranking companies in the building-integrated photovoltaics (BIPV) space. MSK provides customer-tailored PV products that give aesthetic finish to a building by replacing the conventional building materials. In addition, MSK provides turnkey solutions to its clients. Its services range from pre-system preliminary studies through to post-installation commissioning and maintenance.

With more than 20 years of experience and good brand name in the PV business, MSK currently has approximately 260 employees, leading technical expertise and one of the world's largest PV module manufacturing plants with a production capacity of approximately 100 megawatts in Nagano, Japan. In 2005, MSK had annual production capacity of approximately 200 megawatts.

"Through this acquisition, Suntech will also gain the advantage of MSK's leading BIPV product and solar system design capability," continued Dr. Shi. "This acquisition will bring two important companies in different PV sectors together and we anticipate that it will result in great synergies. It will enable us to accelerate innovation, bring to market new PV solutions that complement our existing product range, and capture new opportunities within the fast growing BIPV market."

Dr. Tadao Kasahara, CEO of MSK, said, "MSK looks forward to continuing to provide commercial and industrial solar solutions to Japan and markets in other parts of the world with both advanced building integrated photovoltaics (BIPV) and other high-quality PV products. As a subsidiary of Suntech, MSK will be able to access Suntech's support in terms of advanced PV cell/module products and cost competitiveness, financial resources, and distribution channels, as well as have the possibility of pioneering BIPV applications in the Chinese market."

Suntech expects that MSK's global sales footprint, established branding and international marketing expertise will further Suntech's strategy of diversifying its customer base and developing sales channels in key international markets. MSK's CEO, Dr. Tadao Kasahara, has agreed to remain in his current role for at least four years.

Under the definitive agreement, Suntech will be acquiring MSK in two steps. Upon closing of the first step of the acquisition, which is expected to occur in the third quarter of 2006, Suntech will acquire a two-thirds equity interest in MSK for $107 million in cash. Upon closing of the second step of the acquisition, which is expected to occur by the end of 2007, Suntech will acquire all or a substantial portion of the remaining interest in MSK for a consideration based on MSK's ability to achieve certain revenue targets. If Suntech acquires 100% of the remaining interest in MSK, the range of consideration for the second step is $53 million to $193 million in the form of Suntech shares. The first step of the transaction will be financed through a one-year bridge loan.

The transaction is subject to customary closing conditions, including approval of MSK's shareholders. The transaction is not subject to regulatory approvals.

Credit Suisse acted as exclusive financial advisor and Simpson Thacher & Bartlett LLP served as international counsel for Suntech on the transaction.

PT Global and Mitsubishi UFJ Securities acted as exclusive financial advisors and O'Melveny & Myers LLC served as international counsel for MSK on the transaction.

ABOUT SUNTECH
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by production output of solar cells in 2005. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech's customers are located in various markets worldwide, including

Germany, Spain, China and the United States. For more information, please visit http://www.suntech-power.com.

ABOUT MSK CORPORATION
MSK is a company that specializes in manufacturing photovoltaic modules with experience of more than 20 years. MSK provides clean energy source to preserve human friendly environment, and is also committed to developing BIPV (Building Integrated Photovoltaic) products that enable to create design oriented environment for buildings. MSK is one of the top suppliers of BIPVs to the buildings material industry. MSK has one of the most advanced production facilities with annual capacity of 200MW, and supplies high quality and high value added solar energy products world wide. For more information, please visit: http://www.msk.ne.jp

SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among others, statements regarding Suntech's beliefs and expectations about the expected benefits of the acquisition of MSK, including without limitation, the statements that such acquisition would give Suntech the advantage of MSK's nationwide sales and marketing platform in Japan, which may in turn be leveraged to grow Suntech's market share in Japan and other international markets, as well as the advantage of MSK's module products and solar system design capability, are forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

SUNTECH

In China:
Cindy Shao
Suntech Power Holdings Ltd.
Tel: +86 510 8534 5000
Email: ir@suntech-power.com

Philip Lisio
Ogilvy Public Relations Worldwide
Tel: +86 10 8520 6550
Mobile: +86 1350 1166 560
Email: philip.lisio@ogilvy.com

In the United States:
Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1 212 880 5269
Email: thomas.smith@ogilvypr.com

MSK CORPORATION

Takao Nishibori
MSK Corporation
Tel:  +81-3-3342-3881
Email: Nishibori@msk.ne.jp